VANC Pharmaceuticals Plans to Launch INSTI HIV Test
with United Pharma Group on World AIDS Day

November 24, 2017 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”) (TSXV:  VANC, OTCQB:  NUVPF) announces today the intention to launch the INSTI HIV rapid point-of-care test in Ontario with United Pharma Group (UPG) to coincide with World AIDS Day on December 1, 2017.

This represents the first time the Canadian public will have direct access to their HIV status within 60 seconds in a community pharmacy, since the program was successfully piloted in July 2014.

“We are proud to be the first group of pharmacies to offer the INSTI HIV test for Canadians who are continuously seeking easy, timely and convenient access to their healthcare needs,” said Sherif Guorgui, CEO of United Pharma Group. Early detection of HIV significantly reduces high-risk behaviour, minimizes infection rate, maximizes life expectancy and improves patients’ health outcomes.”

It is estimated that 1 in 5 Canadians living with HIV are unware that they have the virus. This is partly due to the social stigma that still surrounds testing. Experts say early detection is vital for prolonging and improving the lives of those affected and reducing transmission to others.

“Our goal is to make HIV testing more accessible through community pharmacies across Canada, beginning with the United Pharma Group in Ontario,” said Bob Rai, CEO of VANC. “Having the test readily available helps normalize the experience and reduces the stigma so people are more likely to get screened.”

VANC is the exclusive provider of the INSTI® HIV-1/HIV-2 Antibody Test for Canadian pharmacies. The test is a single use, rapid, flow-through in vitro qualitative immunoassay for the detection of antibodies to Human Immunodeficiency Virus (HIV) Type 1 and Type 2 in human whole blood, finger stick blood, serum or plasma.  The assay is packaged as a kit containing the test device and three solution bottles with support materials for finger stick collection (lancet, pipette and alcohol swab). Participating pharmacies will receive thorough training on operating the test and how to guide patients to the appropriate follow-up as needed.

About United Pharma Group

At 100+ members, United Pharma Group (UPG) is Canada's fastest growing network of independent pharmacy owners. UPG’s mission is to strengthen its members to help their practice and business thrive through effectively leveraging the network’s programs, resources and strategic partnerships.

For more information visit www.unitedpharmagroup.ca.

About VANC Pharmaceuticals Inc.

VANC Pharmaceuticals aims to become the partner of choice for forward-thinking pharmacies across Canada. With an established sales force, distribution network, and team of highly experienced professionals in pharmacy, point-of-care testing and health technology, VANC is growing beyond generics to provide pharmacists with innovative, value-added products and services to support their evolving business models and expanding role as front-line healthcare providers.

For more information visit www.vancpharm.com.

On behalf of:

VANC Pharmaceuticals Inc.

Bob Rai

Director and CEO

Phone:604-687-2038

Fax:604-687-3141

Email:info@vancpharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this news release, forward-looking statements include our expectation to complete the financing on the terms and in the amounts contemplated, insider participation in the financing, the use of proceeds, that our distribution channels will continue to expand, that the financing will be sufficient to allow the Company to obtain operational profitability, or that the Company will reach operational profitability and the Company's plans for technology acquisitions.  Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of our management. Because forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors which are difficult to predict, our actual results, performance or achievements or the actual results or performance of the industries and markets in which we operate and intend to operate may be materially different from those anticipated in our forward-looking statements. Forward-looking statements involve significant uncertainties and risks, should not be read as a guarantee of future performance or results and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in our forward-looking statements, including the ability to obtain all necessary stock exchange and board approvals, our ability to negotiate and execute definitive documentation with subscribers and any finders and to fulfill any conditions precedent contained therein, the general level of interest to participate in the private placements and such other matters described in our public filings available on SEDAR at www.sedar.com. Accordingly, readers should exercise caution in relying upon our forward-looking statements and we undertake no obligation to publicly revise such statements to reflect subsequent events or circumstances, except as required by law.

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